UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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MINUTES OF THE GENERAL MEETING OF DEBENTUREHOLDERS OF THE THIRD (3RD)

PUBLIC ISSUE OF SIMPLE UNSECURED DEBENTURES OF CPFL ENERGIA S.A.

CORPORATE TAXPAYER ID (CNPJ/MF) 02.429.144/0001-93
COMPANY REGISTRY (NIRE) 353.001.861-33

HELD ON DECEMBER 11, 2013

Date, Time and Place: On December 11, 2013, at 9:00 a.m., at the head office of CPFL Energia S.A. (“Company”), located at Rua Gomes de Carvalho, nº 1.510, 14º andar, conjunto 1.402, Vila Olímpia, in the city and state of São Paulo.

Call notice: All the holders of debentures of the third (3rd) Public Issue of Simple Unsecured Debentures of the Company (“Debentureholders”, “Issue”, and “Debentures”, respectively) were invited through a call notice published in the Official Gazette of the State of São Paulo and the newspaper Valor Econômico on November 26, 27 and 28, 2013.

Attendance: Debentureholders representing 93.22% of the outstanding Debentures issued by the Company based on the “Private Deed of the 3rd Issue of Simple Unsecured Debentures of CPFL Energia S.A.”, registered with the São Paulo State Board of Trade (“JUCESP”) under no. ED000309-8/000, on October 11, 2007, as amended by the "First Addendum to the Private Deed of the 3rd Issue of Simple Unsecured Debentures of CPFL Energia S.A.”, registered with the JUCESP under no. ED000309-8/001 on January 23, 2013 (“Deed of Issue”). The meeting was also attended by SLW Corretora de Valores e Câmbio Ltda., a company headquartered in the city and state of São Paulo, at Rua Dr. Renato Paes de Barros, nº 717, 6º e 10º andares, inscribed in the corporate taxpayers register (CNPJ/MF) under no. 50.657.675/0001-86 (“Trustee”).

Presiding Board: Chairperson: Ms. Silvia Bessa Ribeiro Biar, as representative of the debentureholder BB Banco de Investimento S.A.; Secretary: Mr. Nelson Santucci Torres.

Agenda: To deliberate on (i) the proposed amendment of Clause “4.10 - Renegotiation and Early Redemption” of the Deed of Issue, in order to include the possibility of Early Redemption of the Debentures; and (ii) to authorize the Trustee to take all measures necessary to fully comply with resolution (i) above, including, but not limited to, executing the “Second Addendum to the Private Deed of the 3rd Issue of Simple Unsecured Debentures of CPFL Energia S.A.” (“Second Addendum”).

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MMINUTES OF THE GENERAL MEETING OF DEBENTUREHOLDERS OF THE THIRD (3RD)

PUBLIC ISSUE OF SIMPLE UNSECURED DEBENTURES OF CPFL ENERGIA S.A.

CORPORATE TAXPAYER ID (CNPJ/MF) 02.429.144/0001-93
COMPANY REGISTRY (NIRE) 353.001.861-33

HELD ON DECEMBER 11, 2013

Resolutions: The matters on the agenda were discussed, voted upon and unanimously approved by those present, and the abovementioned resolutions will come into effect subject to the payment of a premium of zero point sixteen percent (0.16%) on the Outstanding Balance of the Debentures, calculated on the reference date of December 18, 2013, plus Remuneration calculated on a pro rata temporisbasis from the Issue Date or the previous Remuneration Payment Date, which will be paid on the same day.

(i)         the proposal for the amendment of Clause “4.10 – Renegotiation and Early Redemption” of the Deed of Issue, in order to include the possibility of Early Redemption of the Debentures, shall come into effect with the following wording:

“4.10.                Renegotiation and Early Redemption

4.10.1. The Debentures shall not be subject to scheduled renegotiation.

4.10.2 The Issuer may, at its sole discretion, carry out the full or partial early redemption of the Debentures (“Early Redemption”). The Early Redemption shall be carried out as follows:

(a)        by a notification to the Trustee and the Debentureholders (except when the latter express their awareness), to be published pursuant to this Deed of Issue, at least three (3) business days prior to the date scheduled for the Early Redemption (“Notice of Early Redemption”), which shall describe the terms and conditions of Early Redemption, including: (a) whether the redemption will be full or partial; if partial, the adoption of the criteria for the draw pursuant to Article 55, Paragraph 2 of the Brazilian Law of Corporations, to be coordinated by the Trustee; (b) the date scheduled for the effective redemption of the Debentures, with the payment occurring on the date of redemption; (c) the Redemption Price, as defined below; and (d) other information deemed relevant for Debentureholders by the Issuer;

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MINUTES OF THE GENERAL MEETING OF DEBENTUREHOLDERS OF THE THIRD (3RD)

PUBLIC ISSUE OF SIMPLE UNSECURED DEBENTURES OF CPFL ENERGIA S.A.

CORPORATE TAXPAYER ID (CNPJ/MF) 02.429.144/0001-93
COMPANY REGISTRY (NIRE) 353.001.861-33

HELD ON DECEMBER 11, 2013

(b)     the amount to be paid to Debentureholders by way of Early Redemption will be equivalent to the Nominal Unit Value not amortized plus the Remuneration due and unpaid until the Early Redemption date, calculated pursuant to item 4.9 of this Deed of Issue.

(c)   all Debentures subject to Early Redemption will be settled on a single date and canceled by the Issuer.

4.10.2.1. For Debentures held in electronic custody in the National Debenture System (SND), the redemption will be made according to the procedures adopted by CETIP, which shall be notified by the Issuer and the Trustee at least two (2) business days prior to the operation. In addition, the Notice of Early Redemption shall be sent to the Agent Bank at least two (2) business days prior to the date of Early Redemption.

4.10.2.2 For Debentures held in electronic custody at CETIP, partial Early Redemption shall be carried out through a “definitive purchase and sale operation in the secondary market”, and all stages of this process, such as the registration of Debentureholders, qualification, drawing, calculation, definition of apportionment and validation of the number of Debentures to be redeemed shall be conducted outside the CETIP environment. In case CETIP implements any other functionality for executing partial redemption, there will be no need for amending this Deed of Issue or any other formality."

(ii)        the Trustee is authorized to take all measures necessary to fully comply with resolution (i) above, including but not limited to, executing the Second Addendum.

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MINUTES OF THE GENERAL MEETING OF DEBENTUREHOLDERS OF THE THIRD (3RD)

 PUBLIC ISSUE OF SIMPLE UNSECURED DEBENTURES OF CPFL ENERGIA S.A.

CORPORATE TAXPAYER ID (CNPJ/MF) 02.429.144/0001-93
COMPANY REGISTRY (NIRE) 353.001.861-33

HELD ON DECEMBER 11, 2013

Closure:  The floor was made available to those present, but no one made use of it. There being no further business to discuss, the meeting was adjourned for the time necessary to draw up these minutes, which were read, approved and signed by all those present. São Paulo, December 11, 2013. Chairperson of the Meeting: Ms. Silvia Bessa Ribeiro Biar; Secretary of the Meeting: Nelson Santucci Torres; SLW Corretora de Valores e Câmbio Ltda. (Trustee); CPFL Energia S.A. and Debentureholders, as per the attached attendance list.

(I hereby certify that this is a faithful copy of the original instrument drawn up in the Company's records)

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SIGNATURE PAGE OF THE MINUTES OF THE GENERAL MEETING OF DEBENTUREHOLDERS OF THE THIRD (3RD)

 PUBLIC ISSUE OF SIMPLE UNSECURED DEBENTURES

OF CPFL ENERGIA S.A.

CORPORATE TAXPAYER ID (CNPJ/MF) 02.429.144/0001-93
COMPANY REGISTRY (NIRE) 353.001.861-33

HELD ON DECEMBER 11, 2013

Ms. Silvia Bessa Ribeiro Biar Chairperson of the Meeting	Mr. Nelson Santucci Torres Secretary of the Meeting

______________________________________________________________________

CPFL Energia S.A.

______________________________________________________________________

SLW Corretora de Valores e Câmbio Ltda

Trustee

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: Devember 13, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.